TRADING SYMBOL:  TORONTO & OSLO: CRU

FRANKFURT: KNC   OTC-BB-other: CRUGF

LONDON, United Kingdom: January 19, 2007 - Crew Gold Corporation (“Crew” or the “Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK).

Exploration Update-Drilling Continues to Extend Lefa Orebodies

Resource drilling continues to extend the current Faylala, Lero Karta, Camp de Base and Folokadi orebodies with further intercepts returning results higher than the current resource grades.

Regional drilling has also returned significant incepts for Banora and Siguirini that will result in further additions to the resource ounces at LEFA.

Study commences on potential underground mine to supplement open pit production.

Crew is pleased to announce that the resource drilling from October to December 2006 at the LEFA Corridor Project has continued to provide further encouraging results. Resource drilling has continued to extend Fayalala, Lero Karta, Camp de Base and Folokadi orebodies, with many intercepts returning results higher than the current resource grades.

Drilling also took place outside the immediate LEFA Corridor at Banora and Siguirini with very encouraging results being returned that will certainly add to the current resource inventory at LEFA. An additional structure 600m to the west of Siguirini has also been identified and initial results have proved very encouraging.

Encouragingly, broad zones of high grade mineralisation have continued to be returned at depth from Lero Karta in addition to Lero South. A scoping study has commenced to assess a potential underground operation to extract these resources. Conceptually, this would deliver an additional 60,000 to 80,000 ounces to total annual site production.

Selective results from the October-December 2006 resource drilling program are presented below (full results will be available on www.crewgold.com)

Jan A. Vestrum

President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.’s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements. Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC’s website at http://www.sec.gov/edgar.shtml.

Endnotes

News Release – January 19, 2007